Exhibit 11

Applied Nanotech Holdings, Inc.

Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June. 30,
	2012	2011	2012	2011
Computation of loss per common share:

Net loss applicable to common shares	$(1,550,805)	$(433,119)	$(3,158,004)	$(1,046,916)

Weighted average number of common shares	119,137,919	118,756,832	119,099,859	114,758,368

Net income (loss) per common share	$(0.01)	$(0.00)	$(0.03)	$(0.01)

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.